Dear shareholders,

Many changes have occurred at Pacific Rim Mining Corp. during and subsequent to our second quarter of fiscal 2009. Since August 1, 2008, we have made significant cuts to our overhead, raised capital through the divestment of an asset and commenced proceedings against the government of El Salvador under the Central America-Dominican Republic-United States of America Free Trade Agreement (commonly known as CAFTA).

The Company’s Vancouver-based overheads were significantly reduced over the past several months. Our Vancouver operations have moved to smaller, less costly office space and staffing levels have been substantially reduced, including the lay-off of Peter Neilans, COO and April Hashimoto, CFO. Both Mr. Neilans and Ms. Hashimoto have continued their relationship with Pacific Rim on a consulting basis, with Ms. Hashimoto transitioning the Company to a contract accounting firm and Mr. Neilans managing the completion of the El Dorado feasibility study. Tom Shrake, Pacific Rim’s President and CEO concurrently took a voluntary pay cut to further reduce general and administrative expenses related to executive compensation. The Company has appointed Mr. Steven Krause as its new CFO on a contract basis.

In El Salvador, we continued earlier cost-cutting measures commensurate with the reduced level of exploration activity on our El Dorado, Santa Rita and Zamora-Cerro Colorado projects. Our work force of over 220 direct employees in El Salvador has now been reduced to roughly 30 positions and we have terminated most contract employees and cancelled service contracts for numerous activities including social programs. We deeply regret having to make this unfortunate decision which has negatively impacted the lives of many local people who struggle daily just to get by.

Sadly, the inaction by the government of El Salvador with respect to the granting of the El Dorado environmental and mining permits, which precipitated these cutbacks, has not been resolved. After many months of virtually constant but fruitless negotiations with the government of El Salvador, the Company recently elected to exercise its legal recourse, and officially filed a Notice of Intent to seek arbitration under CAFTA. The details of this action are provided in the Management’s Discussion and Analysis.

The Company was able to boost its working capital in a non-dilutive manner when in October 2008 the assets behind our 49% interest in the Denton-Rawhide joint venture were sold to Kennecott Rawhide Mining Company, our joint venture partner. Total compensation for these assets consists of US $3.1 million plus 49% of all gold and silver production from the Denton-Rawhide operation through to December 31, 2008 (with an estimated value of $0.25 to $0.4 million net of taxes).

The substantial reductions in overhead that will stem from the staff layoffs, reduced office expenses and cuts to exploration, in combination with the capital raised through the Denton-Rawhide sale put Pacific Rim on solid financial footing for the coming year. Throughout the 90-day settlement period prescribed under CAFTA before which we can proceed to arbitration proceedings, we will continue our efforts to negotiate with the government of El Salvador to resolve the permitting impasse we have experienced to this point.

We encourage you to take the time to read our Management’s Discussion and Analysis and Consolidated Financial Statements, which will provide you with a complete overview of your company’s fiscal 2009 second quarter business and financial conditions and an outlook for the remainder of the fiscal year.

Sincerely,

Tom Shrake	Catherine McLeod-Seltzer
President & CEO	Chairman

December 11, 2008